UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: November 20, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Trina Solar Announces Third Quarter 2009 Results
Shipment Volume, Gross Margin Exceed Company Guidance
CHANGZHOU, China, Nov. 19 /PRNewswire-Asia-FirstCall/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic (PV) products from the production of ingots, wafers and cells to the assembly of PV modules, today announced its financial results for the third quarter ended September 30, 2009.
Third Quarter 2009 Financial and Operating Highlights
•	Solar module shipments were approximately 123 MW, above the Company’s previous guidance of 90 MW to 110 MW, representing an increase of 91.9% sequentially and 84.7% year-over-year

•	Net revenues were $249.7 million, representing an increase of 66.5% sequentially and a decrease of 14.1% year-over-year

•	Gross margin was 28.5%, above the Company’s guidance of 23.5% to 26.5%, compared to 27.4% sequentially and 22.4% year-over-year

•	Operating income and operating margin were $45.5 million and 18.2%, respectively, compared to $18.6 million and 12.4%, respectively, in the second quarter of 2009

•	Net income was $40.1 million, compared to $18.9 million in the second quarter of 2009

•	Earnings per fully-diluted ADS was $1.29
“We are very pleased with our strong third quarter performance, which saw the highest shipment volumes and net income in our operating history and exceeded our previous guidance in shipment and gross margin,” said Jifan Gao, Chairman and CEO of Trina Solar. “We are seeing even stronger demand in the fourth quarter, reflecting increasing brand recognition for our products and a further improvement in financing conditions. Additionally, our focused strategy to deliver the highest product quality and performance to a diversified portfolio of end-markets has afforded us with increasing visibility into 2010’s first quarter despite seasonal market effects.
“With our third quarter results, successful follow-on public offering and five-year syndicated credit facility for our East Campus capacity expansion project, we have further strengthened our balance sheet as we continue to improve our market leading manufacturing efficiencies.”
Recent Business Highlights
During the third quarter of 2009, the Company
•
Completed a follow-on public offering in August 2009 of 5,175,000 American depositary shares (“ADSs”), each representing 100 ordinary shares, of which the Company received aggregate net proceeds of approximately $142.5 million

•	Obtained a five-year syndicated loan facility of approximately $304 million to support its East Campus capacity expansion project

•
Extended its eight-year long-term supply agreement with Jiangsu Zhongneng Polysilicon Technology Development Co. Ltd, a subsidiary of GCL-Poly Energy Holdings Limited (“GCL-Poly”) by another five years. Initial delivery of polysilicon to Trina Solar began in April 2008.

•
Entered into a new sales agreement to supply Kerself S.p.A. approximately 73 MW of PV modules, with expected shipment of 23 MW in the fourth quarter of 2009 and 25 MW in each of the first and second quarters of 2010

•	Selected by Renewable Ventures, a Fotowatio Company, to supply modules for a 2 MW PV project for Colorado State University in Fort Collins, Colorado
Subsequent to the third quarter of 2009, the Company
•
Entered into a new sales agreement to supply Proyectos Integrales Solares S.L. (“PROINSO”) with up to 120 MW of PV modules with shipments up to 38 MW and 42 MW expected in the fourth quarter of 2009 and the first quarter of 2010, respectively

Net Revenues
Trina Solar’s net revenues in the third quarter of 2009 were $249.7 million, an increase of 66.5% sequentially and a decrease of 14.1% year-over-year. Total shipments were 122.6 MW, compared to 63.9 MW in the second quarter of 2009 and 66.4 MW in the third quarter of 2008. The sequential increase in total shipments was primarily due to improved demand conditions in major European markets, improved customer access to PV system purchase financings and increasing number of government incentive programs for solar energy projects in Europe, North America and Asia. The sequential decrease in net revenues was due to lower module average selling prices in the third quarter of 2009, compared to the third quarter of 2008.
Gross Profit and Margin
Gross profit in the third quarter of 2009 was $71.1 million, compared to $41.2 million in the second quarter of 2009 and $65.2 million in the third quarter of 2008. Gross margin was 28.5% in the third quarter of 2009, compared to 27.4% in the second quarter of 2009 and 22.4% in the third quarter of 2008. The sequential and year-over-year improvements were due primarily to lower average silicon purchase prices. The Company continued to focus its efforts on reducing its manufacturing cost per watt through ongoing efficiency gains linked to its lean manufacturing initiatives and improved supply chain management, including second sourcing options. Additional yield enhancements were achieved from manufacturing techniques involving proprietary process in our ingot, wafer, cell and module value areas, and higher cell conversion efficiencies.
Operating Expense, Income and Margin
Operating expenses in the third quarter of 2009 were $25.6 million. The Company’s operating expenses accounted for 10.3% of net revenues in the third quarter of 2009, a decrease from 15.0% in the second quarter of 2009 and an increase from 6.3% in the third quarter of 2008. The sequential improvement as a percentage of revenue was primarily due to increased net revenue and the Company’s cost control initiatives, while the year-to-year decrease was primarily due to lower module average selling prices. Operating expenses in the third quarter of 2009 include a $3.6 million write-off of accounts receivable, compared to $5.7 million in the second quarter. Operating expenses also include $1.2 million in share-based compensation expenses, compared to $0.9 million in the second quarter of 2009 and $0.6 million in the third quarter of 2008.
Operating income in the third quarter of 2009 was $45.5 million, compared to $18.6 million in the second quarter of 2009 and $46.8 million in the third quarter of 2008. Operating margin was 18.2% in the third quarter of 2009, compared to 12.4% in the second quarter of 2009 and 16.1% in the third quarter of 2008.
Net Interest Expense
Net interest expense in the third quarter of 2009 was $5.9 million, compared to $5.8 million in the second quarter of 2009 and $7.2 million in the third quarter of 2008.
Foreign Currency Exchange
Foreign currency exchange net gain was $7.9 million in the third quarter of 2009, compared to a net gain of $10.5 million in the second quarter of 2009 and a net loss of $4.9 million in the third quarter of 2008. This net gain was primarily due to the appreciation of the Euro against the U.S. dollar in the third quarter, and includes the Company’s utilization of foreign currency forward contracts to hedge its foreign currency risk exposure.
The Company continued foreign currency hedging during the third quarter of 2009 using foreign currency forward contracts between the Euro and the U.S. dollar, with the goal of mitigating, to some extent, the effects of exchange rate volatility.

Net Income and EPS
Net income was $40.1 million in the third quarter of 2009, an increase from $18.9 million in the second quarter of 2009 and $32.1 million in the third quarter of 2008. Net income includes the impact of the approximate $3.6 million write-off of accounts receivable and a foreign currency exchange net gain of $7.9 million.
Net margin was 16.1% in the third quarter of 2009, compared to 12.6% in the second quarter of 2009 and 11.0% in the third quarter of 2008.
Earnings per fully diluted ADS were $1.29. The effect of the accounts receivable write-off was approximately $0.11 per fully diluted ADS.
Financial Condition
As of September 30, 2009, the Company had $384.8 million in cash and cash equivalents, and restricted cash. The Company’s working capital balance was $250.4 million. As of September 30, 2009, total bank borrowings stood at $381.3 million, of which $24.3 million were long-term borrowings. Shareholders’ equity was $626.1 million as of September 30, 2009, compared to $443.2 million as of June 30, 2009.
In July 2009, the Company borrowed approximately $80 million in loans due on June 30, 2010 from a domestic bank to support its East Campus capacity expansion project. The loans were denominated in Euros, U.S. dollars and Renminbi. The loans were subsequently repaid in October 2009 as part of the five-year project financing arrangement that the Company finalized in September of 2009.
In September 2009 the Company obtained a five-year syndicated loan facility of approximately $304 million to support its East Campus capacity expansion project. The loan facility, which is denominated in both U.S. dollars and Renminbi, will be used to finance its 500 MW capacity expansion project to be completed over the next three years. The first drawdown occurred in October 2009 in accordance with the schedule agreed with the lenders.
As of October 31, 2009, the Company’s total credit lines, including the long-term syndicated loan facility, were approximately $850 million, which includes approximately $280 million of unused available credit line.
Follow-on Offering
In August 2009, Trina Solar completed its follow-on public offering of 5,175,000 ADSs, including additional 675,000 ADSs in an over-allotment option exercised by the underwriters. The Company received aggregate net proceeds of approximately $142.5 million, after deducting underwriting discounts and commissions.
The Company intends to use the net proceeds from the offering to repurchase some of its 4.0% convertible senior notes due 2013 and to fund facilities expansion and other general corporate purposes. The Company’s management will retain broad discretion over the use of proceeds, and the Company may ultimately use the proceeds for different purposes.
Fourth Quarter and Full Year Guidance
For the fourth quarter of 2009, the Company expects to ship between 145 MW to 165 MW of PV modules. The Company believes its gross margin for the fourth quarter of 2009 will likely be between 25% and 27%.
For the full year of 2009 the Company expects total PV module shipments to be between 380 MW and 400 MW, compared to its earlier guidance of between 350 MW to 400 MW, representing an increase of 89.1% to 99.0% from 2008.
Operations and Business Outlook
Non-Silicon Cost Reduction
In the third quarter of 2009, the Company’s non-silicon manufacturing cost for its combined monocrystalline and multicrystalline module production decreased to approximately $0.82 per watt, including depreciation. The Company expects multicrystalline modules to comprise approximately 70% of its production in 2009.
For the full year 2009, the Company reiterates expectations to reduce its manufacturing costs by between 15% to 20% through a combination of technology and lean manufacturing process improvements together with its supply chain and logistics management initiatives.

Silicon Procurement
In September 2009 the Company extended its eight-year long-term supply agreement with Jiangsu Zhongneng Polysilicon Technology Development Co. Ltd, a subsidiary of GCL-Poly by another five years. Initial delivery of polysilicon to Trina Solar began in April 2008.
Under the adjusted terms, the total consideration remains unchanged from the combined total of the original and supplemental agreements signed in 2008, whereas additional polysilicon and wafer deliveries will be provided starting in 2016 for a five year period at pre-determined shipment volumes and prices. The agreement also provides for price adjustments based on market price movements. GCL-Poly will supply the Company with high-quality polysilicon and wafers sufficient to produce approximately 8,500 MW of solar modules over 13 years.
The Company maintains a diversified feedstock procurement strategy, consisting of short, medium and long-term supply contracts, which include agreements entered into in the third quarter of 2007. The Company will continue to maintain competitive silicon costs relative to the current market prices. Several of the Company’s long-term contracts contain price adjustment clauses that are closely linked to the prevailing market price. The Company continues to renegotiate other medium-term and long-term contracts in an effort to achieve favorable pricing and payment terms relative to current market conditions.
Product Development Update
Drawing from its on-site research and development and quality test laboratory capabilities, the Company is developing a variety of PV solar product applications to complement its existing lines of monocrystalline and multicrystalline modules. These include architecturally friendly module applications of different colors and shapes, larger size modules, and a crystalline-based BIPV roof product currently in advanced prototype stage. The Company is currently performing market evaluation for potential sales introduction in 2010.
Cell and Module Capacity
Through yield increases achieved from improved cell conversion efficiency rates, improved production efficiencies and manufacturing line enhancements, the Company has increased its annualized in-house production capacities of PV cells and modules to approximately 450 MW as of September 2009. The Company is currently adding 150 MW of cell and module capacity as part of its East Campus capacity expansion project, to achieve a targeted annualized cell and module production capacity of 600 MW by the end of 2009.
To meet the expected demand for its PV solar module products, the Company expects to achieve a total annualized cell and module production capacity of between 850 MW and 950 MW by the end of 2010.
Capacity Expansion Strategy
To maximize the impact of its capital expenditures, the Company shall increase its investment in cell and module capacity to exceed its investment in ingot and wafer capacity, The Company intends to meet its peak demand for PV solar modules by externally sourcing a certain amount of wafers at favorable prices to supplement its internal ingot and wafer manufactured capacity. The Company believes that this strategy will allow it to meet or exceed its target to lower the non-silicon manufacturing costs for its core manufacturing capability.

Conference Call
The Company will host a conference call at 7:00 a.m. ET on November 19, 2009, to discuss the results for the quarter ended September 30, 2009. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Sean Tzou, Chief Operating Officer, and Thomas Young, Director of Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com.
To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1(800)884-2382. International callers should dial +1(660)422-4933. The conference ID for the call is 374-48405.
If you are unable to participate in the call at this time, a replay will be available on November 19 at 11:00 a.m. ET through December 3, 2009 at 11:59 p.m. ET. To access the replay, dial 1(800)642-1687. International callers should dial +1(706)645-9291, and enter the conference ID 374-48405.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com . To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com .
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; the volatility of the Company’s operating results and financial condition; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Consolidated Statement of Operations
(U.S. dollars in thousands, except ADS and share data)

	For the Three Months Ended
	September 30,	June 30,	September 30,
	2009	2009	2008

Net revenues	$249,750	$150,005	$290,723
Cost of revenues	178,677	108,829	225,533
Gross profit	71,073	41,176	65,190
Operating expenses
Selling expenses	8,295	5,613	6,780
General and administrative expenses	15,828	15,857	11,018
Research and development expenses	1,481	1,062	502
Polysilicon project discontinuance	—	—	102
Total operating expenses	25,604	22,532	18,402
Operating income	45,469	18,644	46,788
Foreign exchange gain or (loss)	12,154	13,734	(4,882)
Interest expenses	(6,178)	(6,089)	(7,764)
Interest income	268	286	608
Loss on change in fair value of derivative	(4,247)	(3,232)	—
Other expenses, net	839	(4)	1
Income before income taxes	48,305	23,339	34,751
Income tax expenses	(8,200)	(4,399)	(2,698)
Net income	$40,105	$18,940	$32,053

Earnings per ADS
Basic	1.41	0.75	1.28
Diluted	1.29	0.71	1.17
Weighted average ADS outstanding
Basic	28,350,368	25,104,137	25,037,307
Diluted	32,478,303	29,177,331	28,394,335

Trina Solar Limited
Unaudited Consolidated Balance Sheet
(U.S. dollars in thousands)

	September 30,	June 30,	December 31,
	2009	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$346,824	$180,038	$132,224
Restricted cash	37,943	23,817	44,991
Marketable Securities	4,479	3,931	—
Inventories	62,987	69,360	85,687
Accounts receivable, net	288,962	178,595	105,193
Current portion of advances to suppliers	39,231	31,082	42,247
Prepaid expenses and other current assets, net	19,933	12,183	9,541
Total current assets	800,359	499,006	419,883
Property, plant and equipment	417,470	366,793	357,594
Prepaid land use right	27,564	27,705	26,915
Advances to suppliers - long-term	116,440	114,937	130,352
Deferred tax assets	7,699	6,399	2,808
Other noncurrent assets	1,962	2,172	2,564
TOTAL ASSETS	$1,371,494	$1,017,012	$940,116

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$356,944	$267,817	$248,558
Accounts payable	146,007	75,842	62,504
Income tax payable	12,593	6,768	3,649
Accrued expenses and other current liabilities	34,410	21,784	21,003
Total current liabilities	549,954	372,211	335,714
Long-term bank borrowings	24,308	33,080	14,631
Long-term advances from customers	—	—	—
Convertible note payable	134,655	134,188	133,248
Accrued warranty costs	17,626	15,196	12,473
Other noncurrent liabilities	18,893	19,087	10,993
Total liabilities	745,436	573,762	507,059

Ordinary shares	35	30	30
Additional paid-in capital	453,473	310,775	308,898
Retained earnings	161,135	121,030	112,713
Other comprehensive income	11,415	11,415	11,416
Total shareholders’ equity	626,058	443,250	433,057
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,371,494	$1,017,012	$940,116

For further information, please contact:
Trina Solar Limited
Terry Wang, CFO
Phone: +86-519-8548-2009 (Changzhou)
Thomas Young, Director of Investor Relations
Phone: +86-519-8548-2009 (Changzhou)
Email: ir@trinasolar.com
Brunswick Group
Caroline Jinqing Cai
Phone: +86-10-6566-2256
Michael Fuchs
Phone: +86-10-6566-2256
Email: trina@brunswickgroup.com